                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    Shelter Properties I Limited Partnership
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                     4582 Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8101
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                                  Amount of filing fee

$589,675.51                                             $47.70

* For purposes of calculating the fee only. This amount assumes the purchase of 3,061.50 units of limited partnership interest of the subject partnership for $192.61 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $47.70            Filing Party: AIMCO Properties, L.P.

Form or Registration No.:Schedule TO      Date Filed: November 14, 2003


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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

                                EXPLANATORY NOTE


                  This Tender Offer Statement on Schedule TO was previously filed on November 14, 2003. It is now being refiled to reflect a combined Schedule TO and Schedule 13E-3 under cover of Schedule TO. The previously filed Schedule TO did not contain the appropriate EDGAR header tag to reflect the combined filing.

                                   SCHEDULE TO

                  This Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Shelter Properties I Limited Partnership, a South Carolina limited partnership (the "Partnership"), at a price of $192.61 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated November 14, 2003, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 1.           SUMMARY TERM SHEET.

                  The information set forth under "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION.

                  (a) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference. The Partnership's principal executive officers are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

                  (b) This Schedule TO relates to the units of limited partnership interest of Shelter Properties I Limited Partnership, of which 15,000 units were issued and outstanding as of September 30, 2003.

                  (c) Not applicable.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

                  (a)-(c) This Schedule TO is being filed by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"). AIMCO-GP, Inc. a Delaware corporation ("AIMCO-GP"), is the general partner of AIMCO OP and a wholly owned subsidiary of AIMCO. The managing general partner of the Partnerships is a wholly owned subsidiary of AIMCO. The principal business of AIMCO, AIMCO-GP, and AIMCO OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO OP is 4582 Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101.

                  The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase, and in Annex I to the Offer to Purchase is incorporated herein by reference.

                  During the last five years, none of AIMCO, AIMCO-GP or AIMCO OP nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.


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


ITEM 4.           TERMS OF THE TRANSACTION.

                  (a) The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (a) and (b) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Valuation of Units -- Prior Tender Offers," "-- The Lawsuit and the Settlement," "-- Background and Reasons for the Offer" and "-- Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  (a), (c)(1)-(7) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Effects of the Offer," "-- The Lawsuit and the Settlement," "-- Background and Reasons for the Offer" and "-- Future Plans of the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a), (b) and (d) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- The Lawsuit and the Settlement -- The Settlement of the Nuanes and Heller Complaints," "-- Source of Funds" and "--Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Certain Information Concerning Your Partnership -- Beneficial Ownership of Interests in Your Partnership" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.           PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  Not applicable.

ITEM 10.          FINANCIAL STATEMENTS.

                  Not applicable.

ITEM 11.          ADDITIONAL INFORMATION.

                  (a) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

                  (b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)            Offer to Purchase dated November 14, 2003.

(a)(2)            Letter of Transmittal and related Instructions.

(a)(3) Letter from AIMCO OP to the Limited Partners of Shelter Properties I Limited Partnership.

(a)(4) Solicitation/Recommendation Statement on Schedule 14d-9, filed by Shelter Properties I Limited Partnership with the Securities and Exchange Commission on November 14, 2003 (incorporated herein by reference).

(b) Fourth Amended and Restated Credit Agreement among AIMCO, AIMCO OP, AIMCO/Bethesda Holdings, Inc., and NHP Management Company, Bank of America, N.A., Fleet National Bank, First Union National Bank, and the other financial institutions party thereto, dated as of March 11, 2002 (Exhibit 10.29 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001, is incorporated herein by reference).

(d)               Not applicable.

(g)               None.

(h)               None.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

                  The information set forth in the "THE LITIGATION SETTLEMENT OFFER--Effects of the Offer," "--Information Concerning Us and Certain of Our Affiliates," "--Background and Reasons for the Offer," "--Position of the General Partner of Your Partnership With Respect to the Offer," "--Conflicts of Interest and Transactions with Affiliates," "--Future Plans of the Purchaser," "--Dissenters' Rights," "--Fees and Expenses" and Annex I to the Offer to Purchase is incorporated herein by reference. In addition, Item 7 of Part II of the Partnership's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 and Item 1 of Part I of the Partnership's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2003 and June 30, 2003 are incorporated herein by reference.

                                    SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  December 5, 2003
                                              AIMCO PROPERTIES, L.P.

                                              By:  AIMCO-GP, INC.
                                                   Its General Partner



                                              By:  /s/ Patrick J. Foye
                                                   -----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------

(a)(1)            Offer to Purchase dated November 14, 2003.

(a)(2)            Letter of Transmittal and related Instructions.

(a)(3)            Letter from AIMCO OP to the Limited Partners of Shelter
                  Properties I Limited Partnership.

(a)(4) Solicitation/Recommendation Statement on Schedule 14d-9, filed by Shelter Properties I Limited Partnership with the
                  Securities and Exchange Commission on November 14, 2003
                  (incorporated herein by reference).

(b)               Fourth Amended and Restated Credit Agreement among AIMCO,
                  AIMCO OP, AIMCO/Bethesda Holdings, Inc., and NHP Management
                  Company, Bank of America, N.A., Fleet National Bank, First
                  Union National Bank, and the other financial institutions party thereto, dated as of March 11, 2002 (Exhibit 10.29 to AIMCO's Annual Report on Form 10-K for the year ended December
                  31, 2001, is incorporated herein by reference).



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